UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Bruton Limited

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Bermuda

(Jurisdiction of Subject Company’s Incorporation or Organization)

International Seaways, Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Bruton Limited

Attn: Bjørn Isaksen, Director and Chairman

c/o Golar Management (Bermuda) Ltd, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road

Hamilton HM11 Bermuda

+1 (441) 500-4754

with copies to:

International Seaways, Inc.

Attn: James D. Small III

600 Third Avenue, 39th Floor

New York, New York 10016

+1 (212) 576-1600

Wachtell, Lipton, Rosen & Katz

Attn: John L. Robinson, Esq.

51 W. 52nd Street

New York, New York 10019

+1 (212) 403-1000

Ro Sommernes Advokatfirma AS

Attn: Erling Lind and Håkon Hellerud

Hieronymus Heyerdahls gate 1

0160 Oslo, Norway

+47 23 00 34 40

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description

Exhibit 99.1*	Notice of Special General Meeting of Bruton Limited to be held on October 30, 2026
Exhibit 99.2*	Statutory Merger Agreement, dated October 16, 2026, by and among International Seaways, Inc., Bravo Ltd. and Bruton Limited
Exhibit 99.3*	Fairness opinion of Pareto Securities AS, dated October 15, 2026, addressed to the Board of Directors of Bruton Limited
Exhibit 99.4	Press Release of Bruton Limited, dated October 22, 2026

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB filed on October 19, 2026

(b) Not applicable.

Item 2. Informational Legends

The required legends have been included in the documents filed as exhibits hereto.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Seaways, Inc.

Date: October 22, 2026	By:	/s/ James D. Small III
Name: James D. Small III
Title: Chief Administrative Officer, Senior Vice President, Secretary and General Counsel